Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                 May 28, 2020



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8740
                       Virtual Economy Portfolio Series
                                 (the "Trust")
                      CIK No. 1804450 File No. 333-237827
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your additional comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

General
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      1. PLEASE REVISE THE FIRST PARAGRAPH OF THE "PORTFOLIO SELECTION PROCESS"
SECTION OF THE PROSPECTUS TO CLARIFY (I) THAT THE COMPANIES INCLUDED IN THE 80% BUCKET ARE THOSE WHICH THE SPONSOR BELIEVES WILL BENEFIT "SIGNIFICANTLY" FROM FROM THE VIRTUAL ECONOMY, AND (II) THAT THE CONSUMER PRODUCTS COMPANIES MENTIONED IN THE SECOND SENTENCE OF THE SAME PARAGRAPH WILL NOT COUNT TOWARD'S THE TRUST'S 80% TEST.

      Response: The disclosure under the "Portfolio Selection Process" heading will be replaced in its entirety with the following:

            Under normal market conditions, the Trust will invest at least 80% of its assets in common stocks of companies that the Sponsor believes will benefit significantly from the virtual economy, which are companies that the Sponsor believes will benefit from the current worldwide economic dependence on virtual technology caused by the increased practice of people staying at home during and even after the COVID-19 pandemic, including companies that provide services such as online purchasing, teleconferencing, digital streaming and social media, as well as the companies that provide logistics and delivery services for such companies. Additionally, the Trust may invest the remainder of its assets in providers of certain consumer products, which tend to remain relatively stable in an uncertain economy.

            The Sponsor ran the common stocks included in the Trust's portfolio through a series of quality, liquidity, and suitability screens in order to determine the Trust's final portfolio. The Trust's final portfolio is comprised of 30 approximately equally weighted common stocks

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.


                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ___________________________
                                               Daniel J. Fallon